SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated May 19, 2015, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated on May 19, 2015 the Company reported that it has received a notification to revocate the concession agreement of our controlled subsidiary ARCOS DEL GOURMET S.A., which holds a concession over the property owned by the Argentine Government located in the intersection of Juan B. Justo and Santa Fe Avenues in the City of Buenos Aires, where the Distrito Arcos shopping center is located.

It should be recalled that the Argentine Government issued Executive Decree No. 1723/2012, whereby several properties located in the former Railway Yards of the Palermo, Liniers and Caballito Stations were released from their designated use for railway purposes and were assigned to the development of comprehensive urban projects.

In such regard, under the scope of various measures adopted with respect to other permit and/or concession holders, we have taken notice of the termination of the Use and Operation Concession Reconversion Agreement No. AF000261 declared by the State-Owned Property Management Agency (AABE) under Resolution 170/2014 in the applicable dossier.

It should be noted that the above mentioned measure:

(i) was not adopted as a result of any default by our controlled company;

(ii) has not implied the discontinuance of business or cease of operations by the referred shopping center as of to date, as operations in such shopping center continue to develop as usual.

This notwithstanding, within the statutory terms Arcos del Gourmet S.A. will file the administrative and/or legal remedies available to it to protect its rights as well as the rights of the consumers of the goods and services supplied by the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: May 19, 2015